# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
(Amendment No.__ )

Filed by the Registrant  ✎    Filed by a Party other than the Registrant  ✎

Check the appropriate box:

✎  Preliminary Proxy Statement

✎  **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

✎  Definitive Proxy Statement

✎  Definitive Additional Materials

✎  Soliciting Material Pursuant to §240.14a-12

## NBO SYSTEMS, INC.

**(Name of Registrant as Specified In Its Charter)**

**(Name of Person(s) Filing Proxy Statement, if other than the Registrant)**

Payment of Filing Fee (Check the appropriate box):

✎  No fee required.

✎  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    (1)  Title of each class of securities to which transaction applies:

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✎  Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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

**NBO SYSTEMS, INC.**
**3676 W.  CALIFORNIA AVE.,  BLDG. D.**
**SALT LAKE CITY, UT  84104**
**PHONE: (801) 887-7000**
**FAX: (801) 973-4188**


**Notice of Annual Meeting of Stockholders**
**To be Held on May 24, 2004**


Dear NBO Systems, Inc. Stockholder:

You are invited to attend the 2004 Annual Meeting of Stockholders of NBO Systems, Inc. (the "Company").


*Date*:  May 24, 2004
*Time*:  2:30 p.m.
*Place*:  The Hard Rock Café Hotel and Casino
4455 Paradise Road
Las Vegas, Nevada 89109

Only stockholders who owned stock at the close of business on April 7, 2004 may vote at this meeting or any adjournments or postponement that may take place.   A list of stockholders entitled to vote at the Annual Meeting will be available for inspection on the day of the meeting at the place of the Annual Meeting and at the Company's headquarters at the address listed above during normal business hours.

The purposes, as more fully described in the proxy statement, of the Annual Meeting are:

(1) to elect three directors to serve on the Company's Board of Directors to serve until the 2005 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

(2) to ratify the appointment of Tanner & Co. as the independent accountants of the Company for the fiscal year ending December 31, 2004;

(3) to approve the amended NBO Systems, Inc. 1997 Stock Option Plan, including an increase of 5,312,500 shares of common stock reserved for issuance thereunder; and

(4) to transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

We consider your vote important and encourage you to vote as soon as possible.

All stockholders are cordially invited to attend the Annual Meeting in person. Whether or not you plan to attend, please complete, sign, date and return the enclosed proxy as promptly as possible in the envelope enclosed for your convenience.   You may revoke your proxy at any time prior to the Annual Meeting. If you attend the Annual Meeting and vote by ballot, your proxy will be revoked automatically and only your vote at the Annual Meeting will be counted.

PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY, COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE IN ACCORDANCE WITH THE INSTRUCTIONS ACCOMPANYING THE PROXY CARD.

By Order of the Board of Directors,


/s/   Keith A. Guevara

---

| | |
|---|---|
| Keith Guevara | Salt Lake City, Utah |
| Chairman of the Board | April 15, 2004 |

## PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS
## TO BE HELD ON MAY 24, 2004

This proxy statement and the accompanying proxy card are being mailed on or about April 15, 2004, to owners of shares of NBO Systems, Inc. (the "Company") Common Stock in connection with the solicitation of proxies by the Board of Directors for the 2004 Annual Meeting of Stockholders. This proxy procedure is necessary to permit all holders of Common Stock, many of whom live throughout the United States of America and in foreign countries and are unable to attend the Annual Meeting, to vote.  The Board of Directors encourages you to read this document thoroughly and to take this opportunity to vote on the matters to be decided at the Annual Meeting.

## CONTENTS

**NBO Systems, Inc.**
**3676 W. California Ave., Bldg D.**
**Salt Lake City, Utah 84104**
**Phone: (801) 887-7000**
**Fax: (801) 973-4188**
**www.nbo.com**

The enclosed proxy is solicited on behalf of the Board of Directors of NBO Systems, Inc., a Maryland corporation (the "Company" or "NBO"), for use at the 2004 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Monday, May 24, 2004, at 2:30 p.m. local time, or at any adjournment or postponement, for the purposes in this Proxy Statement and in the accompanying Notice of Annual Meeting. The 2004 annual meeting will be held at The Hard Rock Café Hotel and Casino, 4455 Paradise Road, Las Vegas, Nevada 89109.

## VOTING PROCEDURES

**Your vote is very important**. Your shares may only be voted at the Annual Meeting if you are present or represented by proxy. Whether or not you plan to attend the Annual Meeting, please vote by proxy to ensure that your shares will be represented. All stockholders may vote by completing a proxy card and mailing it in the pre-paid postage envelope provided. Please refer to your proxy card or the information forwarded by your bank, broker or other holder of record for specific information.

You may revoke this proxy at any time before it is voted by written notice to the Secretary of the Company, by submission of a proxy bearing a later date or by casting a ballot at the Annual Meeting. Properly executed and delivered proxies that are received before the Annual Meeting's adjournment will be voted in accordance with the directions provided or, if no directions are provided, your shares will be voted by one of the individuals named on your proxy card as recommended by the Board of Directors.

**Who may attend the meeting?** Only the Company's stockholders may attend the Annual Meeting. Admission to the meeting will be on a first-come, first-served basis. Registration will begin at 2:00 p.m. and you may be asked to present valid picture identification such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

**Who may vote?** Stockholders as of the close of business on April 7, 2004 (the "record date" for determination of stockholders entitled to notice and to vote at the Annual Meeting) are entitled to vote. On the record date, approximately 16,336,332 shares of Common Stock were issued and outstanding. Each share is entitled to one vote on each matter presented at the Annual Meeting. There is no cumulative voting. A list of stockholders eligible to vote will be available for inspection on the day of the Annual Meeting at the place of the Annual Meeting.

**How do I vote by proxy?** Follow the instructions on the enclosed proxy card to vote on each proposal to be considered at the 2004 annual meeting. Sign and date the proxy card and mail it back to us in the enclosed envelope. If the proxy card is properly signed and returned, the proxy holders named on the proxy card will vote your shares as you instruct. If you sign and return the proxy card but do not vote on a proposal, the proxy holders will vote for you on that proposal. Unless you instruct otherwise, the proxy holders will vote FOR each of the director nominees and FOR ratification of the appointment of Tanner & Co. to act as the Company's independent auditors for the fiscal year ending December 31, 2004 and FOR approval of the amended NBO Systems, Inc. 1997 Stock Option Plan.

**What if other matters come up at the Annual Meeting?** The matters described in this proxy statement are the only matters we know will be voted on at the Annual Meeting. If other matters are properly presented at the meeting, the proxy holders will vote your shares in accordance with the recommendation of the Board of Directors or, if no recommendation has been made, in their own discretion.

**May I change my vote after I return my proxy card?** Yes. At any time before the vote on a proposal, you may change your vote either by filing with Kent Jasperson, our Secretary, at our principal executive offices at 3676 W. California Ave., Bldg. D, Salt Lake City, Utah 84104, a written notice revoking your proxy card or by signing, dating and returning to us a new proxy card. We will honor the proxy card with the latest date. You may also revoke your proxy by attending the 2004 annual meeting and voting in person.

**May I vote in person at the 2004 Annual Meeting rather than by completing the proxy card?** Although we encourage you to complete and return the proxy card, you may attend the 2004 Annual Meeting and vote your shares in person.

**What do I do if my shares are held in "street name"?** If your shares are held in the name of your broker, a bank, or other nominee, that party should give you instructions for voting your shares.

**What shares are included in the proxy card?** Each proxy card you receive represents all the shares of Common Stock registered to you in that particular account. You may receive more than one proxy card if you hold shares that are either registered differently or in more than one account. Each share of Common Stock that you own entitles you to one vote.

**How are votes counted?** The Annual Meeting will be held if a quorum, consisting of a majority of the outstanding shares of Common Stock entitled to vote, is represented. Broker non-votes, votes withheld and abstentions will be counted for purposes of determining whether a quorum has been reached. If your shares are held in the name of a nominee, and you do not tell the nominee how to vote your shares, the nominee may vote them as it sees fit on "routine" matters. All three proposals on the agenda for the Annual Meeting are routine.

We will have a quorum and be able to hold the Annual Meeting if holders of a majority of the shares of common stock entitled to vote either sign and return their proxy cards or attend the meeting. If you sign and return your proxy card, your shares will be counted to determine whether we have a quorum even if you abstain or fail to vote on any of the proposals listed on the proxy card.

In the election of directors, the three nominees receiving the highest number of affirmative votes shall be elected. You may not cumulate votes in the election of directors. The affirmative vote of the holders of common stock representing a majority of the voting power present or represented by proxy and voting at the Annual Meeting is required for the ratification of the auditors for the fiscal year ending December 31, 2004 and the approval of the amendment of the 1997 Stock Option Plan.

**Who will count the vote?** The Company's principal outside legal counsel, Russell M. Frandsen, of Squire, Sanders & Dempsey L.L.P., has been appointed inspector of elections and will tally the vote.

**Who is soliciting this proxy?** Solicitation of proxies is made on behalf of the Board of Directors of the Company. The Company will pay the cost of preparing, assembling and mailing the notice of Annual Meeting, proxy statement and proxy card. In addition to the use of mail, directors, officers and regular employees of the Company, without additional compensation, in person or by telephone or other electronic means, may solicit proxies. The Company will reimburse brokerage houses and other nominees for their expenses in forwarding proxy material to beneficial owners of the Company's stock.

**What if I can't attend the Annual Meeting?** If you do not attend the Annual Meeting in person and you intend to vote, you must complete, sign, date and return the enclosed proxy prior to the Annual Meeting. Your proxy will be valid unless it is changed or revoked by you prior to the time it is voted at the Annual Meeting.

## SUBMISSION OF STOCKHOLDER PROPOSALS AND
## DIRECTOR NOMINATIONS

**Deadline for Submission of Proxy Materials**

Stockholder proposals that are intended to be presented at our 2005 annual meeting and included in our proxy materials relating to the 2005 annual meeting must be received by Kent Jasperson, Corporate Secretary, NBO Systems, Inc., 3676 W. California Avenue, Bldg. D, Salt Lake City, Utah 84014, no later than December 16, 2004. If the Company is not notified of a stockholder proposal by December 16, 2004, then the proxies solicited by the Board of Directors for the 2005 annual meeting will confer discretionary authority to vote against such stockholder proposal. All stockholder proposals must be in compliance with applicable laws and regulations in order to be considered for possible inclusion in the proxy statement and form of proxy for the 2005 annual meeting.

**Deadline for Other Proposals**

If a stockholder wishes to present a proposal at our 2005 annual meeting and the proposal is not intended to be included in our proxy statement relating to the 2005 annual meeting, the stockholder must give advance notice to us prior to the deadline for the annual meeting. In order to be deemed properly presented, the notice of a proposal must be delivered to Kent Jasperson, Corporate Secretary, NBO Systems, Inc., 3676 W. California Avenue, Bldg. D, Salt Lake City, Utah 84014 no later than March 1, 2005. However, in the event that the 2005 annual meeting is called for a date which is not within thirty days of the anniversary of the date of the 2004 Annual Meeting, stockholder proposals intended for presentation at the 2005 annual meeting must be received by our Corporate Secretary no later than the close of business on the tenth day following the date on which public announcement of the date of the 2005 annual meeting is first made. If a stockholder gives notice of such proposal after March 1, 2005, then the proxy solicited by the Board of Directors for the 2005 annual meeting will confer discretionary authority to vote on such proposal at that meeting, which may include a vote against such stockholder proposal.

## MATTERS TO BE CONSIDERED AT ANNUAL MEETING

## OVERVIEW OF PROPOSALS

This proxy statement contains three proposals requiring stockholder action. Proposal No. 1 requests the election of three directors to our Board of Directors. Proposal No. 2 requests ratification of Tanner & Co. as our independent accountants for the fiscal year ending December 31, 2004. Proposal No. 3 requests approval of the amendment to our 1997 Stock Option Plan, including an increase in the number of options authorized under the 1997 Stock Option Plan. Each of the proposals is discussed in more detail in the pages that follow.

## PROPOSAL NO. 1

## ELECTION OF DIRECTORS

The Company's by-laws provide that the Company's business shall be managed by a Board of Directors of not less than three and not more than nine directors, with the number of directors to be fixed by the Board of Directors from time to time.

Directors are elected at each annual meeting of the stockholders to hold office until the next succeeding annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. No decrease in the authorized number of directors shall have the effect of shortening the term of any incumbent director.

The Nominating and Corporate Governance Committee identifies and recommends candidates to serve on the Board of Directors. The Board of Directors nominates director candidates. Stockholders may nominate director candidates at the annual meeting.

At the Annual Meeting, three directors are to be elected. All of the director nominees are currently directors of the Company. All nominees have consented to being named as nominees for directors of the Company and have agreed to serve if elected. The directors will be elected to serve for one-year terms and until their successors have been elected and have qualified. If some or all of the nominees should become unavailable to serve at the time of the Annual Meeting, the shares represented by proxy will be voted for any remaining nominee and any substitute nominee(s) designated by the Board of Directors. Director elections are determined by a plurality of the votes cast.

The names of the nominees, and certain other information about them, are set forth below.

| Name | Age | Director Since | Position |
|---|---|---|---|
| Andrew Boyd-Jones[(1)] | 50 | 2001 | Director |
| Keith A. Guevara [(1)] | 54 | 1994 | Chairman of the Board, Chief Executive Officer and President |
| Christopher Foley [(1)] | 41 | 2002 | Chief Financial Officer and Director |

(1)    Member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee

**Nominees For Directors**

*Mr. Andrew Boyd-Jones*.  Mr. Boyd-Jones has served as a director since May 2001.  Mr. Boyd-Jones is the Chairman of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.  Mr. Boyd-Jones has been a consultant with the Company since August 2000.  Mr. Boyd-Jones has 29 years of investment banking and equity investment experience.  Mr. Boyd-Jones is currently a managing director at Holding Capital Partners, LLC in New York City.  Mr. Boyd-Jones founded and was CEO of Trenwith Securities, where he led over 300 mergers and acquisitions and corporate finance assignments resulting in combined transaction values of over $10 billion.  Prior to his founding Trenwith Securities, Mr. Boyd-Jones led the leveraged buy-out team at Bankers Trust.  Mr. Boyd-Jones received his Bachelor of Arts in Economics from the University of Virginia and his MSc in Economics from the London School of Economics.

*Mr. Keith A. Guevara*.  Mr. Guevara is the Company's founder and has been Chairman of the Board, Chief Executive Officer and President of the Company since its incorporation in June 1994.  Mr. Guevara has over 26 years of combined sales, finance, marketing and senior level management experience.  From October 1988 to June 1994, Mr. Guevara owned and served as the President of Financial Capital Management, Inc. ("FCM"), and FCM Trading Group Ltd., investment firms specializing in trading and management of commodities for individual high-net worth individuals as well as large managed accounts for institutional investors.  Although Mr. Guevara has been inactive in commodity trading since the inception of the Company in 1994, Mr. Guevara continues to maintain his registration as a Licensed-Registered Commodity Trading Advisor Firm with the National Futures Association.

*Mr. Christopher P. Foley*.  Mr. Foley joined the Company in March 2001 as Vice President of Finance, was appointed Chief Financial Officer on April 17, 2002 and appointed to the Board of Directors June 10, 2002.  Mr. Foley has over 19 years of finance management, financial analysis and securities industry experience.  Prior to NBO, Mr. Foley most recently founded and owned his own investment management firm through an independent broker dealer catering to high net worth individuals, corporations, retirement plans and charitable endowments, serving as Chief Investment Officer and Portfolio Manager for two years.  Prior financial management experience includes the positions of Vice President of Trust & Investment Management at Zion's First National Bank for three years, and Assistant Vice President at PNC Bank for three years.  Mr. Foley has worked for several Fortune 100 companies including General Electric, Johnson & Johnson, and American Express, and is also a US Navy veteran.  Mr. Foley earned his Masters of Business Administration from Westminster College in Salt Lake City, and a Bachelor of Science degree in Business Management from the University of Cincinnati, coupled with an Associates degree in Information Systems.

<h2 style="text-align:center">CORPORATE GOVERNANCE</h2>

In accordance with the Maryland General Corporation Law and the Company's articles of incorporation, as amended, and by-laws, the Company's business, property and affairs are managed under the direction of the Board of Directors.

**Meetings of the Board of Directors**.  The Board of Directors held twelve meetings in 2003.  Each of the incumbent directors attended 100% of the Board of Directors meetings and committee meetings to which the director was assigned, either in person or by teleconference.

**Code of Ethics**.  The Board of Directors has adopted a Code of Ethics that applies to the Company's Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer in accordance with Item 406 of Regulation SB.  In addition, the Board of Directors has also adopted a Code of Business Conduct applicable to all of the Company's executive officers and employees.  The Company's Code of Ethics is available free of charge by contacting our investor relations department at 1-801-887-7000.  If we make any substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics to our Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer, the Company will disclose the nature of

such amendment or waiver under a Form 8-K or quarterly or annual report under the Securities and Exchange Act of 1934, as amended.

**Committees of the Board of Directors**.  The Board of Directors has three standing committees:  the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.  The Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee have written charters approved by the Board of Directors.  A copy of each charter may be found under the "Investor Relations" section of our website at www.nbo.com.  Additionally, a copy of the charter for the Audit Committee is attached hereto as Appendix A.

*Nominating and Corporate Governance Committee* — The primary function of the Nominating and Corporate Governance Committee, created in April 2004, is to oversee the corporate governance and Board membership matters of the Company.  The Committee is responsible for developing and overseeing the Board's corporate governance principles and a code of ethics applicable to members of the Board, officers and employees of the Company, and for monitoring the independence of the Board.  The Committee identifies and recommends candidates to serve on the Board and takes steps to ensure that the structure and practices of the Board provide for sound corporate governance.  The current members of the Nominating and Corporate Governance Committee are Messrs. Boyd-Jones (Chairman), Guevara and Foley.  The Nominating and Corporate Governance Committee identifies individuals, including those recommended by stockholders, believed to be qualified as candidates for Board membership.  The Nominating and Corporate Governance Committee has not established a set of specific criteria for directors but, in identifying candidates, the Nominating and Corporate Governance Committee takes into account all factors it considers appropriate, which may include ensuring that a majority of directors satisfy the independence requirements of the Securities and Exchange Commission (the "SEC") or other appropriate governing body and that the Board as a whole is comprised of directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions.  The Nominating and Corporate Governance Committee considers stockholder nominees for director in the same manner as nominees for director from other sources.  Stockholder suggestions for nominees for director should be submitted to the Company's Corporate Secretary no later than the date by which stockholder proposals for action must be submitted and should include the following information: (a) the recommending stockholder's name, address, telephone number and the number of shares of the Company's stock held by such individual or entity and (b) the recommended candidate's biographical data, statement of qualification and written consent to nomination and to serving as a director, if elected.

*Audit Committee* — The Audit Committee monitors the Company's compliance with appropriate legal and regulatory standards and requirements.  The Audit Committee annually selects independent auditors, reviews the performance of the independent auditors and the terms of their engagement and exercises oversight of their activities.  It serves as an independent and objective party to monitor the Company's financial reporting process and internal control systems, along with reviewing and appraising the audit efforts of the Company's independent auditors.  It also provides an open avenue of communication among the independent auditors, financial and senior management and the Board.  The Audit Committee was formed in 2004 and met in April 2004 in connection with the audit of the Company's financial statements for the fiscal year ended December 31, 2003.  The current members of the Audit Committee are Messrs. Boyd-Jones, Guevara and Foley.  None of the members of the Audit Committee are "independent" under current Nasdaq Listing Standards.  Mr. Boyd-Jones would have, however, been deemed "independent" under current Nasdaq Listing Standards but for the receipt of $9,000 for consulting services rendered to the Company in 2003.  The Board has determined that Mr. Boyd-Jones is an audit committee financial expert as defined by the rules under the Securities Exchange Ac of 1934, as amended.   The Board of Directors intends to appoint additional persons to the Board of Directors, each of whom would be deemed "independent" under current Nasdaq Listing Standards, as necessary and required, as soon as qualified candidates have been identified and selected.

*Compensation Committee* — The Compensation Committee, created in April 2004, annually reviews the total compensation package of each executive officer and approves the general compensation policy and practice for all other employees.  The Compensation Committee reviews and approves, or recommends that the Board approve the total compensation package for all executive officers, including the grant of stock options and other long-term incentives under the Company's equity compensation plans.  The Committee also evaluates the performance of the Chief Executive Officer against pre-established criteria and it reviews with the Chief Executive Officer the performance of the executive officers that report to the Chief Executive Officer.   The current members of the Compensation Committee are Messrs. Boyd-Jones (Chairman), Guevara and Foley.

**Director Compensation**.  Directors who are also employees of the Company do not receive compensation for their services as directors.  All other directors do not receive compensation at this time.

Non-employee directors are awarded an initial stock option grant of 25,000 shares that vest over five years.  Thereafter, on-going non-employee directors are annually awarded a stock option grant of 5,000 shares that vest on the one-year anniversary of the grant date.  Non-employee directors who serve as committee chairs of standing committees are annually awarded a stock option grant of 2,500 shares for each committee that they chair, with such options vesting on the one-year anniversary of the grant date, subject to continuous service as chairman.  Non-employee directors who serve on standing committees in a capacity other than chairman are annually awarded a stock option grant of 1,000 shares in respect of each committee that they serve on in such capacity, with such

options vesting on the one-year anniversary of the grant date, subject to continuous service on such committee. The term of all such options is ten years and such options have an exercise price equal to the market value of the Common Stock on the date of grant.

The Compensation Committee granted stock options to non-employee directors as follows: Andrew Boyd-Jones, 25,000 options priced at $4.00 on April 12, 2004. Annual option grants to non-employee directors with respect to 2004 committee service were made on April 12, 2004 in accordance with the foregoing policy.

**Vote Required**

The three nominees receiving the highest number of affirmative votes of the outstanding shares of common stock, present or represented by proxy and entitled to be voted for them, shall be elected as directors. Shares withheld from any director are counted for purposes of determining the presence or absence of the quorum, but have no other legal effect under Maryland law.

**The Board of Directors recommends a vote FOR all of the listed nominees.**


PROPOSAL NO. 2

**RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS**


On November 5, 2003, the Company engaged Tanner & Co. as its independent accountants. Tanner & Co. has completed the Company's audits for the transitional period and fiscal year, respectively, ended December 31, 2003, and March 31, 2003. The Audit Committee has selected Tanner & Co., certified public accountants, as independent auditors to examine the financial statements of the Company for the fiscal year ending December 31, 2004.

Although action by the stockholders on this matter is not required, the Audit Committee and the Board of Directors believe it is appropriate to seek stockholder ratification of this selection in light of the critical role played by the independent auditors in maintaining the integrity of the Company's financial reporting. Ratification requires the affirmative vote of a majority of eligible shares present at the Annual Meeting, in person or by proxy, and voting thereon. If the stockholders do not ratify this appointment, the Audit Committee may reconsider its selection. Even if the selection is ratified, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if our Audit Committee believes that such a change would be in our best interests and that of our stockholders.

Representatives from Tanner & Co. are expected to be present at the 2004 annual meeting and will have the opportunity to make a statement if they desire to do so. They are also expected to be available to respond to appropriate questions.

Prior to Tanner & Co., Grant Thornton LLP served as the Company's auditors during the company's fiscal year ended March 31, 2002. Grant Thornton LLP resigned as the Company's auditor in October 2003. The Company filed Form 8-K on October 28, 2003, disclosing the resignation of Grant Thornton LLP and explaining the circumstances of its resignation. The Company's Form 8-K dated October 28, 2003, is included in this Proxy Statement in full as Appendix B. On November 10, 2003, the Company filed Form 8-K disclosing that it had hired Tanner & Co. as its new auditor and explained the circumstances of the engagement of Tanner & Co. The Company's Form 8-K dated November 10, 2003, is included in this Proxy Statement in full as Appendix C.

**Audit Fees and Services**

During the transitional period ended December 31, 2003, Tanner & Co. provided various audit services to the Company as follows. During the transitional period ended December 31, 2002, Grant Thornton, LLP provided various audit and audit related services to the Company as follows:

|  | December 31, 2003 | December 31, 2002 |
| --- | --- | --- |
| Audit Fees: | $84,040 | $80,835 |
| Audit Related Fees: | $0 | $12,006 |
| Tax Fees: | $0 | $0 |
| All Other Fees: | $0 | $0 |

Our Audit Committee has considered whether provision of the services described regarding audit related fees, tax fees and all other fees above were compatible with maintaining the independent accountant's independence and has determined that such services did not adversely affect Tanner & Co.'s independence.

The Audit Committee has direct responsibility to review and approve the engagement of the independent auditors to perform audit services or any permissible non-audit services. These services may include audit services, audit-related services, tax services and other services.

**Pre-approval of services**

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Since the May 6, 2003 effective date of the Securities and Exchange Commission rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, each new engagement of Tanner & Co. was approved in advance by the Board of Directors and/or Audit Committee, and none of those engagements made use of the *de minimus* exception to pre-approval contained in the SEC's rules.

**Vote Required**

The affirmative vote of the holders of common stock representing a majority of the voting power of the outstanding common stock, present or represented by proxy and voting at the annual meeting is required to ratify the appointment of Tanner & Co. as our independent auditors for the fiscal year ending December 31, 2004.

**The Board of Directors recommends a vote FOR ratification.**

## PROPOSAL NO. 3

### APPROVAL OF THE AMENDMENT OF NBO SYSTEMS, INC. 1997 STOCK OPTION PLAN, INCLUDING AN INCREASE OF 5,312,500 SHARES OF COMMON STOCK RESERVED FOR ISSUANCE THEREUNDER

The Company's Board of Directors adopted a resolution seeking stockholder approval to amend the Company's 1997 Stock Option Plan (the "Plan") to increase the number of shares of Common Stock reserved for issuance thereunder. The Plan currently provides for a reserve of 4,687,500 shares of the Company's common stock for issuance under the Stock Option Plan, of which 623,749 shares remain available for future grants. The Board of Directors approved an amendment to the Plan to increase the total number of shares of common stock authorized for issuance over the term of the Plan by an additional 5,312,500 shares, to a total of 10,000,000 shares. If the Company's stockholders approve the amendment to the Plan, the officers of the Company are authorized and directed on behalf of the Company to file all required documents with the SEC with respect to the Plan Amendment. Also, the 10,000,000 shares of the Company's common stock authorized for issuance over the term of the Plan, including the additional 5,312,500 shares, when issued in accordance with the provisions of the amended Plan, shall constitute validly issued, fully paid and non-assessable shares of the Company's common stock. Also, officers of the Company are authorized and directed, for and on behalf of the Company, to take all action and to prepare, execute and deliver all documents which such officer deems appropriate or advisable in order to implement the Plan Amendment, including, but not limited to, any required filings with other governmental and regulatory organizations and the filing of any necessary applications under the securities and blue sky laws of the various states and jurisdictions of the United States, and any other matters related to the Plan Amendment.

**Summary Description of the Plan**

**General**

The purpose of the Plan is intended to provide incentives to directors, officers, employees and consultants of the Company by providing them with opportunities to acquire a proprietary interest in the Company through their participation in the Plan. Options granted under the Plan may be either "incentive stock options" ("ISOs"), as such term is defined in the Internal Revenue Code (the "Code"), or nonqualified stock options ("Non-Qualified Options" collectively with ISOs, "Options"). In addition, the Plan also provides directors, officers, employees and consultants of the Company and any present or future subsidiaries of the Company (collectively, "Related Corporations") with awards of stock in the Company ("Awards") and with opportunities to make direct purchases of stock in the Company ("Purchases"). The Plan is intended to be an "employee benefit plan" under Rule 16b-3 promulgated under Section 16(b) of the Securities Exchange Act of 1934, as amended, and a "compensatory benefit plan" under Rule 701 promulgated under the Securities Act of 1933, as amended. Options shall be evidenced by separate instruments, which shall conform to the terms and conditions of the Plan.

**Share Reserve**

4,687,500 shares of the Company's Common Stock have been authorized for issuance under the Plan.  If the Company's stockholders approve Proposal No. 3, the authorized number of shares authorized for issuance under the Plan shall increase by 5,312,500 shares.

**Administration**

The Plan is administered by the Board or the Compensation Committee of the Board (the "Plan Administrator").  The Plan Administrator shall have the authority to, among other things, select the persons to whom options will be granted; determine, subject to the terms of the Plan, the number, price, exercise, and other provisions of such options; and interpret the Plan and prescribe rules and regulations relating to it.

**Eligibility**

ISOs may be granted only to employees of the Company and Related Corporations.  Non-Qualified Options, Awards and Purchases may be granted to directors, officers, employees and consultants of the Company, as the Plan Administrator believes have contributed, or will contribute, to the success of the Company.

**Exercise Price**

The Plan Administrator shall determine the exercise price of Options granted under the Plan; provided that (i) in the case of ISOs, such price may not be less than 100% (110% in the case of ISOs granted to holders of 10% or more of voting power of the Company's stock) of the fair market value (the "FMV") of the Common Stock on the date of grant; (ii) in the case of Non-Qualified Options, such price may not be less than the lesser of (a) the book value per share of Common Stock as of the end of the fiscal year of the Company immediately preceding the date of such grant or (b) 50% of the FMV of the Common Stock on the date of grant; and (iii) in the case of Awards and Purchases, such price shall be equal to the FMV of the Common Stock on the date of grant. The aggregate fair market value (determined at the time of option grant) of Common Stock with respect to which ISOs become exercisable for the first time in any year cannot exceed $100,000.  Optionees may exercise the Options by giving written notice to the Company at its principal office address and by providing full payment of the purchase price either in United States dollars in cash or check or in such other form of legal consideration acceptable in the discretion of the Plan Administrator.

FMV shall be determined as of the last business day prior to the date of grant and shall (i) be the average (on that date) of the high and low prices of the Common Stock on the principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) be the last reported sale price (on that date) of the Common Stock on the Nasdaq National Market List, if the Common Stock is not then traded on a national securities exchange; or (iii) be the closing bid price (or average of bid prices) last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not reported on the Nasdaq National Market List.  However, if the Common Stock is not publicly traded at the time an Option is granted under the Plan, FMV shall be deemed to be the fair value of the Common Stock as determined by the Plan Administrator after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Stock in private transactions negotiated at arm's length.

**Option Duration**

The term of each Plan Option shall not be more than 10 years (five years in the case of ISOs granted to holders of 10% or more of the voting power of the Company's stock) from the date of grant.

**Exercise of Options**

Options shall either be fully exercisable on the date of grant or shall become exercisable thereafter in such installments as the Plan Administrator may specify.  The Plan Administrator shall have the right to accelerate the date of exercise of any installment of any Option pursuant to the terms of the Plan.

**Termination of Employment**

If an ISO optionee ceases to be employed by the Company and all Related Corporations other than by reason of death or disability, no further installments of such optionee's ISOs shall become exercisable, and such optionee's ISOs shall terminate after 90 days from the date of termination, except to the extent that such ISOs have been converted into Non-Qualified Option pursuant to the terms of the Plan.

**Death; Disability**

If an ISO optionee dies while employed by the Company and all Related Corporations, such optionee's ISOs may be exercised, to the extent of the number of shares with respect to which the optionee could have exercised on the date of the optionee's death, by the optionee's estate, personal representative or beneficiary within one year from the date of the optionee's death.

If an ISO optionee is unable to continue his or her employment with the Company and all Related Corporations by reason of disability, options may be exercised within one year of termination or as provided in the individual's option grant agreement, and may be exercised only to the extent the option was exercisable on the date of termination.

**Transferability of Option**

A recipient of a Non-Qualified Stock Option may transfer such Option to (i) the recipient's spouse, child, grandchild or parent, (ii) a trust for the benefit of the recipient's spouse, child, grandchild or parent, or (iii) a partnership whose partners consist solely of the recipient's spouse, child, grandchild or parent, unless provided otherwise by the Board or the Committee in establishing the terms of such Option as the date of grant.

**Change in Control**

In case an Optionee is subject to an Involuntary Termination within 24 months after a change in control of the Company, such Optionee's outstanding Options will accelerate so that the Optionee shall have the right, at all times until the expiration or earlier termination of the Option, to exercise the unexercised portions of the Option, including the unvested portions thereof. An "Involuntary Termination" is any termination of the Optionee's employment with the Company or with any of its Related Corporation for reasons other than (i) the Optionee's death, (ii) the Optionee's total disability as defined in the Plan, (iii) the Optionee's retirement under circumstances that entitle the Optionee to full benefits under one or another of the Company's retirement or pension plans or programs generally applicable to salaried employees, or (iv) termination for misconduct. A "Change in Control" means any of the following events: the direct or indirect beneficial ownership of thirty percent (30%) or more of the Company's Common Stock is acquired or becomes held by any person or group of persons, or the sale, mortgage, lease or other transfer in one or more transactions not in the ordinary course of the Company's business of assets or earning power constituting more than fifty percent (50%) of the assets or earning power of the Company and its Related Corporations (taken as a whole) to any such person or group of persons.

**Term and Amendment of the Plan.**

The Plan shall expire on January 22, 2007 (except as to Options outstanding on that date). The Board may amend or terminate the Plan at any time; provided, however, that unless ratified by the Company's stockholders, no amendment or change in the Plan will be effective which would increase the total number of shares which may be issued under the Plan, modify the eligibility requirement for ISO grants, modify the exercise price for ISOs or extend the expiration date of the Plan.

**Plan Benefits**

The Company cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to executive officers and employees (including employee directors) under the Plan. The following table sets forth information with respect to the stock options granted under the Plan during the 2003 transitional period, together with the weighted average purchase price paid per share, for the Company's executive officers named in the Summary Compensation Table of this Proxy Statement and the various indicated groups.

| Name and Position | Number of Shares Subject to Options Granted Under the Plan | Weighted Average Exercise Price Per Share |
|---|---|---|
| Keith A. Guevara<br>Chairman of the Board, Chief Executive Officer and President | 0 | n/a |
| Christopher P. Foley<br>Chief Financial Officer and Director | 0 | n/a |
| D. Kent Jasperson<br>Chief Accounting Officer, Secretary and Treasurer | 0 | n/a |
| Randy J. Steck<br>Former Chief Operating Officer | 0 | n/a |

| | | |
|---|---|---|
| All current executive officers as a group | 0 | n/a |
| All current directors who are not executive officers as a group | 0 | n/a |
| All employees, including all current officers who are not executive officers, as a group | 0 | n/a |

**Federal Income Tax Consequences Relating to the 1997 Stock Option Plan, as Amended**

The U.S. federal income tax consequences to the Company and the optionees of awards under the Plan are complex and subject to change. The following discussion is only a summary of the general rules applicable to the Plan. Recipients of awards under the Plan should consult their own tax advisors since a taxpayer's particular situation may be such that some variation of the rules described below will apply.

As discussed above, several different types of instruments may be issued under the Plan. The tax consequences related to the issuance of each is discussed separately below.

*Options*

As noted above, options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options are options which are designated as such by the Company and which meet certain requirements under Section 422 of the Internal Revenue Code and the regulations thereunder. Any option that does not satisfy these requirements will be treated as a nonqualified stock option.

*Incentive Stock Options*

If an option granted under the Plan is treated as an incentive stock option, the optionee will not recognize any income upon either the grant or the exercise of the option, and the Company will not be allowed a deduction for federal tax purposes. Upon a sale of the shares, the tax treatment to the optionee and the Company will depend primarily upon whether the optionee has met certain holding period requirements at the time he or she sells the shares. In addition, as discussed below, the exercise of an incentive stock option may subject the optionee to alternative minimum tax liability.

If an optionee exercises an incentive stock option and does not dispose of the shares received within two years after the date such option was granted or within one year after the transfer of the shares to him or her, any gain realized upon the disposition will be characterized as long-term capital gain and, in such case, the Company will not be entitled to a federal tax deduction.

If the optionee disposes of the shares either within two years after the date the option is granted or within one year after the transfer of the shares to him or her, such disposition will be treated as a disqualifying disposition and an amount equal to the lesser of (1) the fair market value of the shares on the date of exercise minus the exercise price, or (2) the amount realized on the disposition minus the exercise price, will be taxed as ordinary income to the optionee in the taxable year in which the disposition occurs. (However, in the case of gifts, sales to related parties, and certain other transactions, the full difference between the fair market value of the stock and the purchase price will be treated as compensation income.) The excess, if any, of the amount realized upon disposition over the fair market value at the time of the exercise of the option will be treated as long-term capital gain if the shares have been held for more than one year following the exercise of the option. In the event of a disqualifying disposition, the Company may withhold income taxes from the optionee's compensation with respect to the ordinary income realized by the optionee as a result of the disqualifying disposition.

The exercise of an incentive stock option may subject an optionee to alternative minimum tax liability. The excess of the fair market value of the shares at the time an incentive stock option is exercised over the purchase price of the shares is included in income for purposes of the alternative minimum tax even though it is not included in taxable income for purposes of determining the regular tax liability of an employee. Consequently, an optionee may be obligated to pay alternative minimum tax in the year he or she exercises an incentive stock option.

In general, there will be no federal income tax deductions allowed to the Company upon the grant, exercise, or termination of an incentive stock option. However, in the event an optionee sells or otherwise disposes of stock received on the exercise of an incentive stock option in a disqualifying disposition, the Company will be entitled to a deduction for federal income tax purposes in an amount equal to the ordinary income, if any, recognized by the optionee upon disposition of the shares, provided that the deduction is not otherwise disallowed under the Code.

*Nonqualified Stock Options*

Nonqualified stock options granted under the Plan do not qualify as "incentive stock options" and will not qualify for any special tax benefits to the optionee. An optionee generally will not recognize any taxable income at the time he or she is granted a nonqualified option. However, upon its exercise, the optionee will recognize ordinary income for federal tax purposes measured by the excess of the then fair market value of the shares over the exercise price. The income realized by the optionee will be subject to income and other employee withholding taxes.

The optionee's basis for determination of gain or loss upon the subsequent disposition of shares acquired upon the exercise of a nonqualified stock option will be the amount paid for such shares plus any ordinary income recognized as a result of the exercise of such option. Upon disposition of any shares acquired pursuant to the exercise of a nonqualified stock option, the difference between the sale price and the optionee's basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more than one year at their disposition.

In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of a nonqualified stock option or a sale or disposition of the shares acquired upon the exercise of a nonqualified stock option. However, upon the exercise of a nonqualified stock option, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that an optionee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

*Stock Awards*

Generally, the recipient of a stock award will recognize ordinary compensation income at the time the Company's Common Stock associated with such stock award is received in an amount equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is non-vested (i.e., if the employee is required to work for a period of time in order to have the right to sell the stock) when it is received under the Plan and the recipient had not elected otherwise, the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. The income realized by the recipient will generally be subject to U.S. income and employment taxes.

In the case of stock awards that take the form of the Company's unfunded and unsecured promise to issue Common Stock at a future date, the grant of this type of stock award is not a taxable event to the recipient because it constitutes an unfunded and unsecured promise to issue shares of Company Common Stock at a future date. Once this type of stock award vests and the recipient receives the Company common shares, the tax rules discussed in the previous paragraph will apply to receipt of such shares.

The recipient's basis for determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested, as applicable. Upon the disposition of any stock received as a stock award under the Plan, the difference between the sale price and the recipient's basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if, at the time of disposition, the shares have been held for more than one year since the recipient recognized compensation income with respect to such shares.

In the year that the recipient of a stock award recognizes ordinary taxable income in respect of such award, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the recipient is required to recognize, provided that the deduction is not otherwise disallowed under the Code.

**Vote Required**

The affirmative vote of the holders of common stock representing two-thirds of the voting power of the outstanding common stock, present or represented by proxy and voting at the annual meeting is required to ratify the amendment to the 1997 Stock Option Plan.

**The Board of Directors recommends that the Company's stockholders vote FOR the approval of the amendment of NBO Systems, Inc. 1997 Stock Option Plan, including an increase of 5,312,500 shares of common stock reserved for issuance thereunder.**

## OTHER MATTERS

Our Board of Directors knows of no other business that will be presented at the 2004 annual meeting. If any other business is properly brought before the 2004 annual meeting, proxies received will be voted in respect thereof in accordance with the recommendation of the Board of Directors or if no recommendation has been in their own discretion. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy.

## MANAGEMENT

The following table sets forth certain information regarding our executive officers, directors and other key employees as of March 31, 2004:

| Name | Age | Position |
|---|---|---|
| Andrew Boyd-Jones[1][2][3] | 50 | Director |
| Keith A. Guevara[1][2][3] | 54 | Chairman of the Board, Chief Executive Officer and President |
| Christopher Foley[1][2][3] | 41 | Chief Financial Officer and Director |
| D. Kent Jasperson | 55 | Chief Accounting Officer, Secretary and Treasurer |
| James M. Hyde | 36 | Chief Operating and Technology Officer |

_____

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Nominating and Corporate Governance Committee

*Andrew Boyd-Jones.* See "Proposal No. 1: Election of Directors" for Mr. Boyd-Jones' biography.

*Keith A. Guevara.* See "Proposal No. 1: Election of Directors" for Mr. Guevara's biography.

*Christopher Foley.* See "Proposal No. 1: Election of Directors" for Mr. Foley's biography.

*D. Kent Jasperson* has served as the Chief Accounting Officer of the Company since July 1994. On January 17, 1995, Mr. Jasperson was appointed as the Company's Secretary and Treasurer. Mr. Jasperson has over 18 years of experience as a financial officer in various business entities. From June 1990 to July 1994, he served as the Controller of KUTV, Inc. From March 1987 to June 1990, Mr. Jasperson was the corporate tax specialist for KUTV, Inc., where he was responsible for preparing federal and state tax returns in six states. From May 1981 to November 1986, Mr. Jasperson was the tax manager and internal auditor for Gibbons and Reed Construction Company. From June 1973 to December 1978, he was an accountant with the regional accounting firm of Whitaker, Lipp & Healea in Seattle, Washington. From January 1979 to May 1981, he was a partner in that accounting firm. He received his CPA certificate in 1974 and is a member of the American Institute of Certified Public Accountants and the Utah Association of Certified Public Accountants. Mr. Jasperson holds a B.S. degree in Accounting from Brigham Young University.

*James M. Hyde, Ph.D.* joined the Company in March 2004 as Chief Operating Officer and Chief Technology Officer. Prior to joining NBO, Mr. Hyde served as the Chief Operating Officer at Overstock.com, a publicly traded Internet consumer-goods retailer. Mr. Hyde's responsibilities at Overstock included fulfillment, customer service, fraud prevention, creative, and facilities. From October 1998 to June 2001, Mr. Hyde served as a VP of Applications Development at Tenfold Corporation, a publicly traded developer of enterprise database management software. Mr. Hyde holds Mechanical Engineering degrees from Stanford University (Ph.D. and B.S.) and the Massachusetts Institute of Technology (M.S.).

**Relationship Among Executive Officers and Directors**. Our executive officers are appointed by the Board of Directors on an annual basis and serve until their successors have been duly appointed and qualified. There are no family relationships among any of our directors and executive officers.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file an initial report of securities ownership on Form 3 and reports of changes in securities ownership on Form 4 or 5 with the Securities and Exchange Commission. Such executive officers, directors and 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons that no Forms 4 or 5 were required for such persons, we believe that, for the transitional period ended December 31, 2003, our executive officers and directors timely filed all reports required under Section 16(a) for such fiscal year.

## EXECUTIVE COMPENSATION

### Summary Compensation Table

The following table sets forth, for the periods ending December 31, 2003, 2002, and 2001, certain information regarding the compensation paid or accrued for the Company's chief executive officer and each of its other executive officers.

### Summary Compensation Table

| | | | Annual Compensation | | | Long-Term Compensation | | Other |
| Name and Principal Position | Year | | Salary | Bonus | Other Annual Compensation | Restricted Stock Awards | Securities Underlying Options | All Other Compensation |
|---|---|---|---|---|---|---|---|---|
| Keith A. Guevara | December 2003 | $ | 250,000 | — | — | — | — | — |
| Chairman of the Board, | December 2002 | $ | 250,000 | — | — | — | — | — |
| Chief Executive Officer and President | December 2001 | $ | 250,000 | — | — | — | — | — |
| Christopher P. Foley | December 2003 | $ | 132,000 | — | — | — | — | — |
| Chief Financial Officer and Director | December 2002 | $ | 132,000 | — | — | — | 25,000 | — |
| | December 2001 | $ | 120,000 | — | — | — | 62,500 | — |
| D. Kent Jasperson | December 2003 | $ | 110,000 | — | — | — | — | — |
| Chief Accounting Officer, Secretary and Treasurer | December 2002 | $ | 110,000 | — | — | — | — | — |
| | December 2001 | $ | 96,000 | — | — | — | — | — |
| Randy J. Steck [1] | December 2003 | $ | 125,200 | — | — | — | — | — |
| Former Chief Operating Officer | December 2002 | $ | 125,200 | — | — | — | — | — |
| | December 2001 | $ | 115,200 | — | — | — | 15,625 | — |

[1] Mr. Steck's employment with the Company ceased in March 2004.

### Stock Options

### Option/SAR Grants in the Transitional Period
### (Individual Grants)

During the transitional period ended December 31, 2003 the Company did not grant any stock options to the executive officers of the Company named in the Summary Compensation Table.

**Aggregated Options/SAR Exercises in the Transitional Period**
**Options/SAR Values**

The following table sets forth information with respect to each of our executive officers named in the Summary Compensation Table concerning the exercise of stock options during the transitional period ended December 31, 2003 and the number of shares subject to unexercised stock options held at the close of December 31, 2003.  No stock appreciation rights were exercised during the transitional period ended December 31, 2003, and no stock appreciation rights were outstanding at December 31, 2003.  The value of exercisable unexercised in –the-money options is calculated by multiplying the number of exercisable unexercised options by the price determined by the Board of $4.00, less the cost basis of the option, which is the exercise price times the number of exercisable unexercised options.

**Transitional Year-End December 31, 2003 Option Values**

| Name | Shares Acquired on Exercise (#) | Value Realized ($) | Number of Securities Underlying Unexercised Options at Year-End | | Value of Unexercised In-the-Money Options at Year-End [1] ($) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Keith A. Guevara | — | — | 3,125,000 | — | $9,915,625 | — |
| Christopher P. Foley | — | — | 87,500 | — | — | — |
| D. Kent Jasperson | — | — | 218,750 | — | $612,500 | — |
| Randy J. Steck | — | — | 62,500 | — | $75,000 | — |

[1] These year-end values represent the difference between the fair market value as stated above of the Common Stock subject to options and the exercise price of the options.

## EMPLOYMENT, SEPARATION AND CHANGE IN CONTROL AGREEMENTS

None.

The Company paid $9,000 as compensation to Andrew Boyd-Jones, a non-employee director, for consulting services rendered to the Company.

## EQUITY COMPENSATION PLAN INFORMATION

On January 22, 1997, the Company approved and adopted the 1997 Stock Option Plan, which is an exempt employee benefit plan under Rule 16b-3 promulgated under Section 16 of the Securities and Exchange Act of 1934, as amended.  The 1997 Stock Option Plan is the Company's only equity compensation plan.  The following table provides information as of December 31, 2003 with respect to the shares of the Company's Common Stock that may be issued under the 1997 Stock Option Plan.

| (a) | (b) | (c) | (d) |
|---|---|---|---|
| Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] | Adopted without the approval of security holders |
| 6,651,122 | $1.825 | 248,749 | None |

# SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
# OWNERS AND DIRECTORS AND OFFICERS

The following table indicates the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all officers and directors of the Company as of March 31, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or that will become exercisable within 60 days of March 31, 2004, are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for purpose of computing the percentage ownership of any other person. As of March 31, 2004, 16,336,332 shares of our common stock were issued and outstanding.

| Name and Address Of Beneficial Owners[1] | Title of Class | Number of Shares Owned | Percent |
|---|---|---|---|
| Keith A. Guevara Chairman, President, CEO | Common Stock | 5,744,177[2] | 29.5% |
| D. Kent Jasperson Chief Accounting Officer, Secretary, Treasurer | Common Stock | 224,292[3] | 1.4% |
| Christopher Foley Chief Financial Officer, Director | Common Stock | 91,787[4] | * |
| Andrew Boyd-Jones Director | Common Stock | 0 | * |
| James M. Hyde Chief Operating Officer | Common Stock | 0 | * |
| All Executive Officers and Directors as a Group (5 persons) | Common Stock | 6,060,256[5] | 30.7% |

**\* Less than one percent ownership**

(1)   Except as otherwise indicated, to the best knowledge of the Company, all stock is owned beneficially and of record by the indicated person, and each shareholder has sole voting and investment power. Unless otherwise indicated in these footnotes, the mailing address of each beneficial owner listed is 3676 W. California Ave., Bldg D., Salt Lake City, UT 84104.

(2)   Includes 3,125,000 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days after March 31, 2004.

(3)   Includes 218,750 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days after March 31, 2004

(4)   Includes 87,500 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days after March 31, 2004

(5)   Includes 3,431,250 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days after March 31, 2004

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company had notes payable at December 31, 2003, March 31, 2003 and March 31, 2002 to stockholders and officers in the amounts of $1,664,399;  $1,034,124 and $1,034,124 respectively.

During May 1996, the Company entered into a promissory note with its president for $250,000 that the president advanced to the Company for payment of the Company's general and administrative expenses. The note bears 10 percent interest, payable (including interest) on the earlier of July 10, 1996 or upon the Company obtaining $750,000 of debt or equity financing. The note is not collateralized and remains outstanding as of December 31, 2003. On March 26, 2004, the President entered into an agreement with the Company whereby the promissory note will not be paid until after December 31, 2004.

During January 2002, the Company entered into a non-interest bearing demand note with its President for $40,000. The note is not collateralized. A principal payment of $20,000 was made in February 2002. The $20,000 balance remains outstanding as of December 31, 2003. On March 26, 2004, the President entered into an agreement with the Company whereby the promissory note will not be paid until after December 31, 2004.

# AUDIT COMMITTEE REPORT

*The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.*

*The following is the report of the Audit Committee of the Board of Directors with respect to the Company's audited financial statements for the periods ended December 31, 2003,March 31, 2003 and March 31, 2002 that includes the balance sheet of the Company and the related statements of operations, stockholders' equity and cash flows, and the notes thereto.*

The Audit Committee (the "Audit Committee") of the Board of Directors (the "Board") of NBO Systems, Inc. (the "Company") consists of three directors, Keith A. Guevara, Andrew Boyd-Jones, and Christopher Foley, each of whom has been determined to not be independent under the listing standards of the Nasdaq National Market. Mr. Guevara and Mr. Foley are officers of the Company and Mr. Boyd-Jones is a consultant to the Company. The Audit Committee operates pursuant to a written charter adopted by the Board and is included in this proxy statement as Appendix A.

The Audit Committee is responsible for overseeing the Company's financial reporting process on behalf of the Board. Management of the Company has the primary responsibility for the Company's financial reporting process, principles and internal controls as well as preparation of its financial statements. The Company's independent auditors are responsible for performing an audit of the Company's financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States.

## Review with Management

The Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the transitional period and year ended December 31, 2003, and March 31, 2003, respectively, with management and the independent auditors.

## Review and Discussions with Independent Accountants

The Audit Committee has discussed with the independent auditors the matters required to be discussed under auditing standards generally accepted in the United States, including those matters set forth in Statement of Auditing Standards No. 61 (Communication with Audit Committees), as currently in effect.

The Audit Committee has also received written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (which relates to the accountant's independence from the Company and its related entities), as currently in effect, and has discussed with the independent auditors their independence from the Company. The Audit Committee has also considered whether the independent auditors' provision of non-audit services to the Company is compatible with maintaining the auditors' independence. The independent auditors did not provide any non-audit services. The Audit Committee has concluded that the independent auditors are independent from the Company and its management.

## Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to the Company's Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-KSB for the period ended December 31, 2003.

> Submitted by the Audit Committee of the Board of Directors,
>
> Andrew Boyd-Jones, Chairman
> Keith A. Guevara
> Christopher P. Foley

# COMPENSATION COMMITTEE REPORT

*The information contained in this report is not to be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor is such information to be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.*

## Role of Committee

The Compensation Committee (the "Compensation Committee") of the Board of Directors (the "Board") of NBO Systems, Inc. (the "Company") administers the Company's executive compensation program and establishes the salaries of the Company's executive officers. The Compensation Committee consists of one non-employee director and two employee directors, constituting the entire the Board.

## Compensation Philosophy

The general philosophy of the Compensation Committee is to provide executive compensation designed to enhance stockholder value, including annual compensation, consisting of salary and bonus awards, and long-term compensation, consisting of stock options and other equity based compensation. To this end, the Compensation Committee designs compensation plans and incentives to link the financial interests of the Company's executive officers to the interests of its stockholders, to encourage support of the Company's long-term goals to tie executive compensation to the Company's performance, to attract and retain talented leadership and to encourage significant ownership of the Company's common stock by executive officers.

In making decisions affecting executive compensation, the Compensation Committee reviews the nature and scope of the executive officer's responsibilities as well as his or her effectiveness in supporting the Company's long-term goal. The Compensation Committee reviews the nature and scope of the executive officer's responsibilities as well as his or her effectiveness in supporting the Company's long-term goals. The Compensation Committee also considers the compensation practices of other corporations of comparable size and similar industries. Based upon these and other factors which it considers relevant, and in light of the Company's overall long-term performance, the Compensation Committee has considered it appropriate, and in the best interest of the stockholders, to set the overall executive compensation at a level competitive with the average of companies in the comparison group to enable the Company to continue to attract, retain and motivate the highest level of executive personnel.

The primary type of compensation provided to the Company's executive officers is annual compensation, which includes base salary intended to provide a stable annual salary at a level consistent with individual contributions, and annual performance bonuses intended to link officers' compensation to the Company's performance. The Compensation Committee is considering a second type of compensation, long-term compensation, which may include stock or other equity based compensation and long-term incentive awards intended to encourage actions to maximize stockholder value.

## Annual Compensation

### Base Salary

Consistent with its stated philosophy, the Compensation Committee aims to position base salaries for the Company's executive officers annually at levels that are competitive with that of its industry, with consideration of the performance of the Company, individual performance of each executive and the executive's scope of responsibility in relation to other officers and key executives within the Company. In selected cases, other factors may also be considered.

### Annual Incentive Bonuses

The Compensation Committee is considering an annual incentive bonus plan providing for the payment of cash bonuses based on the Company's performance in relation to predetermined objectives and individual executive performance for the year then ended. Prior to the beginning of the fiscal year, the Compensation Committee will establish objectives related to the Corporation's earnings, revenue and stockholder value.

## Long-Term Compensation

The Compensation Committee is committed to long-term incentive programs for executive that promote the long-term growth of the Company. The Compensation Committee believes that the management employees should be rewarded with a proprietary interest in the Company for continued long-term performance and to attract, motivate and retain qualified and capable executives.

*Equity Based Compensation*

The Compensation Committee grants to executive officers options to purchase shares of the Company's common stock under the Company's stock option plan that was adopted by the Company and its stockholders in 1997. In 2003, the Compensation Committee granted options to the executives of the Company to purchase an aggregate of 0 shares of the Company's common stock.

## Compensation of Chief Executive Officer

During 2003, the Company's Chief Executive Officer received base annual salary of $250,000, which represents a 0 percent increase over the base salary paid to the Chief Executive Officer during 2002. The Chief Executive Officer has voluntarily deferred $100,000 of his base annual salary at 0 percent interest. As of December 31, 2003 the Chief Executive Officer has $258,922 of deferred base salary due from the Company payable at the Chief Executive Officer's discretion.

The Summary Compensation Table includes additional information regarding the other compensation and benefits paid to the Company's Chief Executive Officer.

## Internal Revenue Code Section 162(m)

The Compensation Committee also considers the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"). Section 162(m) disallows a tax deduction for any publicly held corporation for compensation paid to certain of their executive officers, to the extent that compensation, whether payable in cash or stock, exceeds $1 million, other than compensation that is performance-based under a plan that is approved by the stockholders of the Company and that meets certain other technical requirements. Non-performance-based compensation paid to the Company's executive officers for the 2003 fiscal year did not exceed the $1 million limit per officer, and the Compensation Committee does not anticipate that any non-performance-based compensation payable in cash to the executive officers for the 2004 fiscal year will exceed that limit. Accordingly, the Compensation Committee has decided not to take any action at this time to limit or restructure the elements of cash compensation payable to the Company's executive officers but will reconsider this decision should the individual cash compensation of any executive officer ever approach the $1 million level. The Company's stock option plan has been structured so that any compensation deemed paid by the Company in connection with the exercise of option grants made under that plan with an exercise price equal to the fair market value of the option shares on the grant date should qualify as performance-based compensation that will not be subject to the $1 million limitation on deductibility provided that the option grants are approved by a committee comprised exclusively of two or more "outside directors" as required by Section 162(m).

Submitted by the Compensation Committee of the Board of Directors,

Andrew Boyd-Jones, Chairman
Keith A. Guevara
Christopher P. Foley

# OTHER BUSINESS

The Company is not aware of any other matters that will be presented for stockholder action at the Annual Meeting. If other matters are properly introduced, the person named in the accompanying proxy will vote the shares they represent as recommended by the Board of Directors.

It is important that the proxies be returned promptly and that your shares be represented. You are urged to sign, date and promptly return the enclosed proxy card in the enclosed envelope in accordance with the instructions accompanying the proxy card.

A copy of our Annual Report on Form 10-KSB/A, as amended, for the period ended December 31, 2003 has been mailed concurrently with this proxy statement to all stockholders entitled to notice of and to vote at this annual meeting. This Annual Report is not incorporated into this proxy statement and is not considered proxy solicitation material.

We have filed an Annual Report on Form 10-KSB/A for the period ended December 31, 2003 with the Securities and Exchange Commission. You may obtain, free of charge, a copy of the Form 10-KSB/A by writing D. Kent Jasperson, Secretary, NBO Systems, Inc., 3676 W. California Ave., Bldg. D, Salt Lake City, Utah 84104.

By Order of the Board of Directors

/s/   Keith A. Guevara

---

Keith A. Guevara
*Chairman of the Board*

Salt Lake City, Utah
April 15, 2004

## NBO SYSTEMS, INC.

## AUDIT COMMITTEE CHARTER
(Adopted as of April 12, 2004)

### I.  PURPOSE

The Audit Committee (the "**Audit Committee**") of the Board of Directors (the "**Board**") of NBO Systems, Inc., a Maryland corporation (the "**Company**"), shall provide assistance to the directors of the Company in fulfilling their responsibility to the stockholders relating to corporate accounting matters, the financial reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee's purpose is to:

A.  Assist the Board's oversight of:

   ??  The reliability and integrity of the Company's accounting policies and financial reporting and disclosure practices.

   ??  The establishment and maintenance of processes to assure compliance with all relevant laws, regulations, and Company policies, including a process for receipt of complaints and concerns regarding accounting, internal control or auditing matters.

   ??  The engagement, compensation, performance, qualifications and independence of the Company's independent auditors, their conduct of the annual independent audit of the Company's financial statements, and their engagement for all other services.

   ??  The functioning of the Company's system of internal accounting and financial controls.

B.  Prepare the report of the Audit Committee required by the rules of the Securities and Exchange Commission ("**SEC**") to be included in the Company's annual proxy statement.

### II.  STRUCTURE AND OPERATION

*A.  Composition and Qualifications*

The Committee shall consist of at least three (3) members of the Board.  Except as otherwise permitted by the applicable Nasdaq rules, the Sarbanes-Oxley Act of 2002 and applicable SEC rules:

   1.  each member of the Committee shall be "independent" in accordance with applicable SEC rules and Nasdaq listing requirements;
   2.  all members of the Committee shall meet the financial literacy requirements of Nasdaq; and
   3.  at least one member of the Committee shall be an "audit committee financial expert" as such term is defined in applicable SEC and Nasdaq rules.

*B.  Appointment and Removal*

The members of the Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal.  Any member of the Committee may be removed, with or without cause, by majority vote of the Board at any time.  The Board may appoint one member of the Committee to serve as Chair of the Committee, to:

   1.  convene and chair all regular and special sessions of the Committee,
   2.  set the agendas for Committee meetings,
   3.  determine and communicate to management and the full Board the information needs of the Committee, and
   4.  to report Committee determinations and actions on behalf of the Committee to the full Board.

If the Board fails to appoint a Chair, the members of the Committee shall elect a Chair by majority vote of the full Committee to serve at the pleasure of the majority of the full Committee.

*Delegation to Subcommittees*

The Committee may delegate its duties and responsibilities to a subcommittee consisting of one or more members of the Committee, or to executive officers of the Company. Any delegation may be made only to the extent permitted by the Nasdaq rules, SEC rules, applicable law, and the Company's Bylaws and Certificate of Incorporation.

## III. COMMITTEE MEETINGS

The Chair (or in his or her absence, a member designated by the Chair or designated by a majority of the members in attendance) shall preside at each meeting of the Committee and set the agendas for the Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company's Bylaws or this Charter.

The Committee shall:

A. meet (in person or by telephonic meeting) as often as may be deemed necessary or appropriate, generally at least four times annually, or more frequently as circumstances dictate.
B. meet periodically with management and the independent auditors and, if necessary, in separate executive sessions with only the independent auditors and Committee members present, or with only management and Committee members present, to discuss any matters that the Committee believes should be discussed privately.
C. maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company's records.

Except as otherwise required by the Bylaws or the Certificate of Incorporation of the Company, a majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Committee. The Committee may also act by unanimous written consent in lieu of a meeting.

All non-management directors who are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company's management, representatives of the Company's outside advisors, any other personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate. Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any non-management director who is not a member of the Committee.

The Chair of the Committee shall report to the Board following meetings of the Committee and as otherwise requested by the Board. The Committee shall maintain written minutes or other records of these meetings and activities, which shall be duly filed in the Company's records.

## IV. DUTIES AND RESPONSIBILITIES

The Committee's role is one of oversight. The Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditors, in accordance with its business judgment. In discharging its oversight role, the Committee encourages free and open communication among the Committee, the Company's independent auditors, and management, and is empowered to investigate any matter brought to its attention with all requisite access to all books, records, facilities and personnel of the Company and to the Company's auditors and outside legal counsel. The Committee has the power to retain separate outside counsel, auditors or other experts or advisors, different from the Company's regular outside counsel, auditors and other experts and advisors, and will receive adequate funding from the Company to engage such counsel, auditors, experts and advisors.

The following functions and responsibilities are set forth as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions.

To fulfill its responsibilities and duties, the Committee shall:

A. *General*

1. Develop and maintain free and open means of communication with the Board, the Company's independent auditors, the Company's internal auditors, if any, and the financial and general management of the Company.

2. Perform any other activities as the Committee deems appropriate, or as are requested by the Board, consistent with this Charter, the Company's Bylaws and applicable laws and regulations.

3. Conduct an annual self-evaluation of the performance of the Committee, including its effectiveness and compliance with this Charter.

4. Review and reassess, at least annually, the adequacy of this Charter and submit any recommended changes to the Board for its consideration.

5. Report its findings regularly to the Board, including any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, and the performance and independence of the Company's independent auditors.

6. Maintain minutes and other records of meetings and activities of the Committee.

*B. Financial Statements and Published Information*

1. Prior to any public disclosure thereof, the Committee shall review and discuss (or otherwise have the opportunity to comment on) earnings press releases, as well as financial information and earnings guidance.

2. Review and discuss with management and the independent auditors the annual and quarterly financial statements prior to their filing, including the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a discussion with the independent auditors:

   a. all significant matters related to the independent auditors' review of the financial statements and

   b. the matters required to be communicated by applicable Statements of Auditing Standards, including, but not limited to, Statement on Auditing Standards No. 61, as modified or supplemented.

3. Make a recommendation to the Board regarding the inclusion of the audited annual financial statements in the Company's Annual Report on Form 10-K to be filed with the SEC.

4. Consider and review with management, the Chief Financial Officer and/or the Chief Accounting Officer, and the independent auditors:

   a. significant findings during the year, including the status of previous audit recommendations;

   b. any audit problems or difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information;

   c. any changes required in the planned scope of the audit plan;

   d. the overall scope and plans for the audit (including the audit budget and the adequacy of compensation and staffing); and

   e. the coordination of audit efforts to monitor completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

5. Prepare a report from the Committee to be included in the Company's proxy statement related to the performance of certain of the Committee's responsibilities, as required by the rules and regulations of the SEC.

*C. Performance and Independence of Independent Auditor*

1. On an annual basis, request from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1 and with all applicable laws, rules and regulations. The Committee shall review the qualification, performance and independence of the independent auditor annually and make determinations regarding the appointment or termination of the independent auditor. The Committee shall actively engage in a dialogue with the Company's management and independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors from management and the Company and take appropriate action in response to the outside auditors' report to satisfy itself of the independent auditor's objectivity and independence. The Committee shall also:

   a. confirm with the independent auditors that the independent auditors are in compliance with the partner rotation requirements established by the SEC;

   b. consider whether, in the interest of assuring continuing independence of the independence auditors, the Company should regularly rotate its independent auditors;

   c. set clear policies for the Company's hiring of employees or former employees of the independent auditors; and

   d. if applicable, consider whether the independent auditor's provision of any permitted non-audit services to the Company is compatible with maintaining the independence of the independent auditors.

2. At least annually, obtain and review a written report by the independent auditors describing all relationships between the Company and the independent auditors and discuss the independent auditor's internal quality-control procedures, and any material issues raised by the most recent peer review.

### D. *Review of Services and Audit by Independent Auditor*

1. Have the sole authority and responsibility to appoint, evaluate, determine the compensation of and, where appropriate, replace the independent auditor. The Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints. The independent auditor shall report directly to the Committee, and the Committee's responsibility includes the resolution of disagreements between management and the independent auditors regarding financial reporting.

2. Consider and pre-approve all auditing and non-audit services provided by the independent auditors. The Committee may delegate the authority to grant pre-approvals to one or more members of the Committee, whose decisions must be presented to the full Committee at its scheduled meetings.

3. Reviewing with the independent auditors, as required by the rules and regulations of the SEC:

    a. All critical accounting policies and practices used by the Company;

    b. All alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

    c. Other material communications between the independent auditors and management, such as any management letters or schedule of unadjusted differences.

### E. *Financial Reporting Process*

1. Review the activities, organizational structure, staffing and qualifications of the internal audit function, if any.

2. The Committee shall review and approve any material off-balance sheet arrangements or other material financial arrangements of the Company that do not appear on the financial statements of the Company.

3. Review and discuss periodically with management and the independent auditors:

    a. the adequacy and effectiveness of the Company's internal controls over financial reporting and disclosure controls and procedures;

    b. all significant deficiencies in the design or operation of the Company's internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data;

    c. the integrity of its financial reporting processes;

    d. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

    e. the adequacy of its risk management programs and policies, including recommendations for any improvements in these areas.

4. Meeting periodically with management, the internal auditors, if any, and the independent auditors in separate executive sessions to discuss matters which the Committee or these groups believe should be discussed privately.

### F. *Ethical and Legal Compliance/General*

1. Review periodically with the Company's general counsel any legal and regulatory matters that may have a material impact on the Company's financial statements.

2. Establish procedures for:

    a. the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and

    b. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

3. The Committee shall review and approve any transactions or courses of dealing with related parties.

# UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

# WASHINGTON, D.C. 20549

## FORM 8-K

## CURRENT REPORT

### Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 3, 2003

### NBO SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

| STATE OF MARYLAND | 033037 | 55-0795927 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

3676 West California Avenue, Building D

Salt Lake City, Utah   84104

(Address of principal executive offices)

Registrant's telephone number, including area code  (801) 887-7000

ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a).(1).    (i).    In a letter dated October 3, 2003, Grant Thornton LLP gave notice of its resignation as NBO Systems, Inc.'s (the "Company" or "NBO") independent accountants.  On October 9, 2003, Grant Thornton LLP provided another letter with additional detail surrounding its resignation.

(ii).    The Company's consolidated financial statements for the fiscal year ended March 31, 2002 was unqualified except that the audit report had an additional paragraph related to the substantial doubt about the Company's ability to continue as a going concern.  Grant Thornton LLP submitted its resignation prior to the completion of the audit of the Company's consolidated financial statements for the fiscal year ended March 31, 2003.

(iii).    The Company's Audit Committee is comprised of the Board of Directors as a whole.  As Grant Thornton LLP resigned, there was no need for approval.

(iv).    During the Company's two most recent fiscal years and the subsequent interim period preceding such resignation, the Company has had no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton LLP would have caused them to make reference thereto in their report on the consolidated financial statements of the Company, except as described in the following paragraphs.

(a)(1)(v)    (B)    Grant Thornton LLP advised the Company that information has come to Grant Thornton LLP's attention that has led it to no longer be able to rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by management.

Grant Thornton LLP questioned the Company's use of "estimated breakage", that is, an estimated amount of gift certificate sales the Company believes will never be redeemed and thus will ultimately be abandoned. The Company accounts for actual "breakage", that is, the amount of gift certificates that have expired or reached their legal statute

of limitations, by moving that amount from gift certificates payable and restricted cash to unrestricted cash, where it is used in the Company's operations. At that time said "breakage" is also recorded as revenue in accordance with the Company's Revenue Recognition Policy as stated in the Company's Financial Statements. In addition, the Company withdraws cash reflecting "estimated breakage", and makes use of it as operating capital. From the outset, the Company assured Grant Thornton LLP that its contracts with its customers permit the withdrawal and use of "estimated breakage" as well as "breakage," that its customers permit the withdrawal and use of "estimated breakage" as well as "breakage", and further, that its customers know of and acquiesce in this practice.

To gain assurance with respect to NBO's contractual rights and obligations, Grant Thornton LLP asked that the Company seek an independent legal analysis of this issue. That analysis concluded, however, that the contracts do not expressly allow for the practice regarding "estimated breakage" as employed by NBO, and may be ambiguous and therefore open to multiple interpretations. In an effort to confirm the Company's assertion that its customers were aware of and approved its practices, Grant Thornton LLP determined that confirmations should be sent to selected accounts. Grant Thornton LLP believes that its efforts were at first vigorously resisted by the Company. The Company ultimately agreed to permit the confirmation procedure. To facilitate a timely response, Grant Thornton LLP requested only that the Company's Chief Executive Officer advise the recipients that the confirmation letter was being sent to them by express carrier. Subsequently, through conversations with the Company's counsel, Grant Thornton LLP became aware that the Company's Chief Executive Officer had replied to contacts made by certain recipients of the confirmations. Grant Thornton LLP has advised the Company that whether and how this contact may have influenced the recipients' responses is unclear to Grant Thornton LLP. Grant Thornton LLP believes that the confirmations that were returned to Grant Thornton LLP did not clearly support NBO's representations about its customers' understanding of the contracts.

In view of this sequence of events, Grant Thornton LLP determined that it could not continue with the audit. At the present time, Grant Thornton LLP cannot agree with the Company's treatment of "estimated breakage". As such, Grant Thornton LLP would not be able to issue an unqualified report on the Company's financial statements for the fiscal year ended March 31, 2003. Management's representations to Grant Thornton LLP at the outset appear to Grant Thornton LLP to be questionable, its conduct in initially resisting Grant Thornton LLP's efforts in contacting the recipients of the confirmations, and management's involvement in the confirmation process cause Grant Thornton LLP to no longer be able to rely on the representations of management. Grant Thornton LLP is no longer willing to be associated with the financial statements prepared by management.

The Company disagrees with Grant Thornton LLP's judgments in this matter. The Company believes that the contracts, although containing some ambiguity, do permit the current use of estimated breakage, and that this interpretation is the more reasonable interpretation, particularly in light of the disclosure of such use in the Company's financial statements and the course of conduct of the Company and the customers subsequent to the execution of the contracts. The independent third party legal analysis of the contracts also states that while ambiguity does exist in the contracts, that the Company's interpretation is reasonable. The Company believes that its contacts with its customers regarding the confirmation letters were in the nature of ministerial contacts and did not influence the nature of the customers' responses. Of the four confirmations letters sent, four were returned. The Company believes that one customer clearly supported the Company's representations. One confirmation letter referred to the contract and said that the contract "speaks for itself". A third confirmation indicated that the customer could not give the requested confirmation, but referred to the contract itself. The Company does not have a copy of the fourth confirmation letter in its possession. Accordingly, the Company believes it representations to Grant Thornton LLP are reliable and the Company's disagrees with Grant Thornton LLP's judgment.

The Company's Board of Directors has discussed these disagreements with Grant Thornton LLP.

The Company has authorized Grant Thornton LLP to respond fully to the inquiries of any successor accountant concerning the subject matter of such disagreements.

(C)     Grant Thornton LLP has advised the Company that information has come to its attention during the time period covered by the fiscal year ended March 31, 2002, fiscal year ended March 31, 2003, and the period subsequent thereto, that has caused Grant Thornton LLP to be unwilling to rely on management's representations or to be associated with the registrant's financial statements. For an explanation, see response to Item (B), above.

(D)     Grant Thornton LLP has determined that its report on the Company's financial statements for the year ended March 30, 2002, can no longer be relied upon. For an explanation, see response to Item (B), above.

(a)(3)     The Company has provided Grant Thornton LLP with a copy of the disclosures the Company is making in response to Item 304 of Regulation S-K. The Company has requested Grant Thornton LLP to furnish the Company with a

letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to this Item 304 of Regulation S-K, and, if not, stating the respects in which it does not agree.  Said letter is attached as Exhibit A hereto.

(b)        As of December 31, 2002, and March 31, 2003, the advance on restricted cash representing "estimated breakage" was $1,894,902 (unaudited) and $4,605,918, (unaudited), respectively. The Company has not yet finished compiling the "estimated breakage" advance on restricted cash for the interim periods of June 30, 2003 and September 30, 2003 due to the delay in filing the Form 10-KSB for the fiscal year ended March 31, 2003 as a result of the events leading to the resignation of the Company's accountants. Additionally, the Company has not provided for any potential claims and there would be additional disclosure requirements if the method of accounting for "estimated breakage" that Grant Thornton LLP apparently would have concluded was required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 28, 2003                        NBO SYSTEMS, INC.

By: /s/  _____

      Keith A. Guevara
      President

## UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION

## WASHINGTON, D.C. 20549

## FORM 8-K

## CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):    November 5, 2003

### NBO SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

| STATE OF MARYLAND | 033037 | 55-0795927 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

3676 West California Avenue, Building D

Salt Lake City, Utah   84104

(Address of principal executive offices)

Registrant's telephone number, including area code  (801) 887-7000

ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a)(2)    On November 5, 2003 the Company engaged Tanner & Co. of Salt Lake City, Utah as the new independent accountant to audit the Company's financial statements.

(A)    Upon the resignation of its former accountant, the Company interviewed Tanner & Co. regarding engaging Tanner & Co. as its accountants. During these interviews, the Company discussed with Tanner & Co. the circumstances regarding the resignation of the Company's former accountants, including the audit procedures used by the former accountant, the contacts between the Company and its customers in connection with confirmation letters requested of such customers, and the accounting treatment of the Company's "breakage" of the gift certificates issued by the Company.

(B)    Tanner & Co. provided no written expression of its views on such matters. Tanner & Co. expressed orally that the matters discussed would not preclude Tanner & Co. from becoming the Company's accountant. Tanner & Co. did not reach any conclusion and did not express an oral opinion on the audit procedures employed by the Company's former accountant or the audit procedures it would follow in conducting its own audit, on the contacts between the Company and its customers in connection with confirmation letters, or the accounting treatment of the Company's "breakage" of the gift certificates issued by the Company. The Company did not request nor did it receive any confirmation in advance regarding any of these matters.

(C)    The Company's former accountant was consulted by the Company regarding the issues discussed with Tanner & Co., and the views of the former accountant are set forth in the Company' Form 8-K filed on October 28, 2003, which is hereby incorporated by reference.

(D)    Tanner & Co. reviewed the disclosure contained in this Form 8-K before this Form 8-K was filed with the Commission. Tanner & Co. was provided the opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of the Company's expression of its views, or the respects

in which it does not agree with the statements made by the Company in response to paragraph (a) of this Item 304 of Regulation S-K. Tanner & Co. has not furnished any letter to the Company containing any new information, clarification of the Company's expression of its views, or the respects in which it does not agree with the statements made by the Company in response to paragraph (a) of this Item 304 of Regulation S-K.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 7, 2003                                        NBO SYSTEMS, INC.

                                                              By: /s/ _____

                                                                  Keith A. Guevara
                                                                  President

# ARTICLES OF AMENDMENT
## OF
# ARTICLES OF INCORPORATION
## OF
# NBO SYSTEMS, INC.,
## a Maryland corporation

NBO Systems, Inc., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

1.  The Articles of Incorporation of the Corporation is hereby amended as follows:

The Sixth Article of the Articles of Incorporation is hereby amended in its entirety to read as follows:

**SIXTH:** The Corporation has authority to issue two classes of shares to be designated "Common Stock" and "Preferred Stock," respectively. The total number of shares of Common Stock that the Corporation is authorized to issue is fifty million (50,000,000), $.0005 par value per share. The total number of shares of Preferred Stock authorized is one million (1,000,000), $1.00 par value per share. The total number of shares that the Corporation is authorized to issue is 51,000,000. The total par value of the authorized stock is $1,025,000.

The preferences, limitation and relative rights of each class of shares (to the extent established hereby) and the express grant of authority to the Board of Directors to amend this Articles of Incorporation to divide the authorized shares of Preferred Stock into series, to establish and modify preferences, limitations and relative rights of each share of Preferred Stock and to otherwise impact the capitalization of the Corporation as permitted by the Act are as follows:

A.  Common Stock

1.  Voting Rights. Except as otherwise expressly provided by law or in this Sixth Article, each issued and outstanding share of Common Stock shall be entitled to one vote on each matter to be voted on by the shareholders of the Corporation.

2.  Liquidation Rights. Subject to any prior or superior rights of liquidation as may be conferred upon any shares of Preferred Stock, and after payment or provision for payment of the debts and other liabilities of the Corporation, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Common Stock then-outstanding shall be entitled to receive all of the assets of the Corporation remaining and available for distribution. Such assets shall be divided among and paid to the holders of shares of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

3.  Dividends. Dividends may be paid on the issued and outstanding shares of Common Stock as and when declared by the Board of Directors, out of funds legally available therefore; provided, however, that no dividends shall be made with respect to the Common Stock until any preferential dividends required to be paid or set apart for any issued and outstanding shares of the Corporation's Preferred Stock have been paid or set apart.

4.  Residual Rights. All rights accruing to the issued and outstanding shares of the Corporation not expressly provided for to the contrary herein, in the Corporation's Bylaws or in any resolution or document regarding the preferences, limitations and/or relative rights of any shares of Preferred Stock or in any amendment hereto or thereto, shall be vested in the Common Stock.

B.  Preferred Stock

The Board of Directors, without shareholder action, may amend this Articles of Incorporation, pursuant to the authority granted to the Board of Directors by the Act, to do any of the following:

(i)  designate and determine, in whole or in part, the preferences, limitations and relative rights, within the limits set forth in the Act, of the Preferred Stock before the issuance of any shares of Preferred Stock;

(ii) create one or more series of Preferred Stock, fix the number of shares of each such series (within the total number of authorized shares of Preferred Stock available for designation as a part of such series) and designate and determine, in whole or in part, the preferences, limitation and relative rights of each series of Preferred Stock, within the limits set forth in the act, all before the issuance of any shares of such series;

(iii) alter or revoke the preferences, limitations and/or relative rights granted to or imposed upon the Preferred Stock before the issuance of any shares of Preferred Stock, or upon any wholly-unissued series of Preferred Stock; or

(iv) increase or decrease the number of shares constituting any series of Preferred Stock, the number of shares of which was originally fixedly the Board of Directors, either before or after the issuance of shares of the series; provided, however, that the number may not be decreased below the number of shares of such series then-outstanding or increased above the total number of authorized shares of Preferred Stock available for designation apart of such series.

The Board of Directors, with the approval of a majority of the entire board, and without action by the stockholders, may amend this charter to increase or decrease the aggregate number of shares of stock of the Corporation or the number of shares of stock of any class that the Corporation has authority to issue.

2.  Immediately prior to the effectiveness of this Amendment, the Corporation was authorized to issue a total of twenty million (20,000,000) shares of Common Stock, $0.0005 par value per share, and one million (1,000,000) shares of Preferred Stock, $1.00 par value per share. The total number of shares of Common Stock and Preferred Stock that the Corporation was authorized to issue was 21,000,000 shares, with a total par value of $1,010,000.

3.  This Amendment of the Articles of Incorporation of the Corporation (i) has been approved by a majority of the entire Board of Directors of the Company; and (ii) is limited to a change expressly authorized by Section 2-105(a)(12) of the Maryland General Corporation Law to be made without action by the stockholders.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

Dated: April 4, 2004

/s/ D. Kent Jasperson
D. Kent Jasperson
Secretary

/s/ Keith A. Guevara
Keith A. Guevara
Chairman, President & CEO

Return address of filing party:

NBO Systems, Inc.
3676 W. California Ave., Bldg. D
Salt Lake City, UT  84104
801-887-7000 (T)
801-973-4951 (F)

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**NBO SYSTEMS, INC.**
**REVOCABLE PROXY FOR ANNUAL MEETING OF STOCKHOLDERS**
**May 24, 2004**

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**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

The undersigned stockholder of NBO SYSTEMS, INC., a Maryland corporation, acknowledges receipt of the Notice of the Annual Meeting of Stockholders to be held on May 24, 2004 and the Proxy Statement and appoints Keith A. Guevara and Christopher P. Foley, and each of them, as the true and lawful attorneys and proxies of the undersigned, with full power of substitution, on behalf and in the name of the undersigned, to vote all shares of Common Stock of NBO Systems, Inc. which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders to be held on May 24, 2004 at 2:30 p.m., local time, at The Hard Rock Café Hotel and Casino, 4455 Paradise Road, Las Vegas, Nevada, 89109, and at any and all adjournments and postponements thereof, as follows:

**THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED SET FORTH ON THE REVERSE SIDE BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED IN FAVOR OF ITEMS 1, 2 AND 3 AND WILL GRANT DISCRETIONARY AUTHORITY PURSUANT TO ITEM 4.**

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Please mark your votes as indicated in this example ✍

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The Company's Board of Directors recommends a vote IN FAVOR OF the directors listed below and a vote IN FAVOR OF each of the listed proposals. This Proxy, when properly executed, will be voted as specified below. **If no specification is made, this Proxy will be voted IN FAVOR OF the election of the directors listed below and IN FAVOR OF the other proposals.**

**ITEM 1.** To elect three directors to serve on the Company's Board of Directors to serve until the 2005 Annual Meeting of Stockholders or until their successors are duly elected and qualified.

| Nominees: (01) Keith A. Guevara | FOR ALL nominees | WITHHOLD | FOR ALL |
|---|---|---|---|
| (02) Christopher P. Foley | listed to the left | AUTHORITY | EXCEPT |
| (03) Andrew Boyd-Jones | (except as marked | to vote for all nominees | the nominees |
| | to the contrary) | listed to the left | listed below |
| | ✍ | ✍ | ✍ |

To withhold authority to vote for one or more nominee(s), mark "FOR ALL EXCEPT" and write the nominee(s) below:

**ITEM 2.** To ratify the appointment of Tanner & Co. as the independent accountants of the Company for the fiscal year ending December 31, 2004.

| FOR | AGAINST | ABSTAIN |
|---|---|---|
| ✍ | ✍ | ✍ |

**ITEM 3.** To approve and ratify the amendment to NBO Systems, Inc. 1997 Stock Option Plan, including an increase of 5,312,500 shares of common stock reserved for issuance thereunder.

| FOR | AGAINST | ABSTAIN |
|---|---|---|
| ✍ | ✍ | ✍ |

**ITEM 4.** In accordance with the discretion of the proxy holders, to act upon all matters incident to the conduct of the meeting and upon other matters as may properly come before the meeting or at any adjournments thereof.

**AUTHORIZED SIGNATURES – Sign Here – This section must be completed for your instruction to be executed.**

NOTE: Please sign, date and return promptly in the enclosed prepaid postage envelope. Please sign exactly as your name appears on this proxy card. If shares are held jointly, each person should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

_____    _____    Dated: _____, 2004
Signature                                Signature (Joint Owners)

Please check box if you plan to attend                    Mark here for change of address and provide your
The Annual Meeting ✍✍                                      current address in the space below. ✍✍


**Please detach and return in the envelope provided.**